1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
December 2, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck ChiNext ETF (the “Fund”) (formerly VanEck Vectors® ChinaAMC SME-ChiNext ETF), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.
Please retain the legend pursuant to Rule 30e-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), on the prospectus cover page until January 1, 2022, per Item 1(a)(5) of Form N-1A.

Response 2.	We hereby confirm that the Fund does not intend to rely on Rule 30e-3 prior to January 1, 2022 and accordingly is not required to include the language specified in Item 1(a)(5) of Form N-1A.

Comment 3.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 3.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 4.
With respect to footnote (a) under the “Annual Fund Operating Expenses” table, please confirm whether the fee waiver and expense reimbursement arrangement will be in place for at least one year from the effective date of the Registration Statement. Please also disclose whether amounts waived may be recouped and if so, please disclose the terms of recoupment.

Response 4.
We hereby confirm that the fee waiver and expense reimbursement arrangement will be in place until at least May 1, 2023. We further confirm that there is currently no agreement to recoup fees waived or expenses reimbursed by Van Eck Associates Corporation (the “Adviser”).

Comment 5.
With respect to the first paragraph under the “Summary Information—Principal Investment Strategies” section, if investments in small- and mid-capitalization companies no longer constitute a principal investment strategy for the Fund, please remove “Risk of Investing in Small- and Medium-Capitalization Companies” risk disclosure as a principal risk.

Response 5.	The “Summary Information—Principal Investment Strategies” section has been revised to reflect that medium-capitalization companies may be included in the ChiNext Index (the “Index”).

Comment 6.	With respect to the first sentence in the last paragraph under the “Summary Information—Principal Investment Strategies” section, please revise “may concentrate” to “will concentrate.”

Response 6.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of the Index for various reasons, such as regulatory restrictions or a lack of liquidity on the stock exchanges on which the Index constituents trade. We further note that the Fund’s fundamental investment restriction and related disclosure are consistent with those of other passively managed ETFs.

Comment 7.
Regarding the Fund’s “High Portfolio Turnover Risk” disclosure, please confirm whether the disclosure has been added due to the anticipated high portfolio turnover related to the Fund’s repositioning. If so, please (a) clarify the disclosure to indicate that the high portfolio turnover would be related to the Fund’s repositioning as opposed to the ordinary course of ongoing operations and (b) if applicable, please add disclosure to the “Principal Investment Strategies” section stating that there may be frequent and active trading resulting from the repositioning.

Response 7.
We hereby confirm that the inclusion of the “High Portfolio Turnover Risk” disclosure as a principal risk is intended to reflect the expected increase in the Fund’s portfolio turnover rate due to the change to the Fund’s underlying index and the Fund’s repositioning in connection therewith, as opposed to portfolio turnover as part of the ordinary course of ongoing operations. This distinction is already reflected in the Fund’s “High Portfolio Turnover Risk” disclosure and we therefore believe the referenced disclosure is appropriate.

Comment 8.	In connection with the Fund’s “Concentration Risk” disclosure, please revise “may be concentrated” to “will be concentrated” as “may” reserves impermissible discretion.

Response 8.	We respectfully acknowledge your comment; however, for the reasons noted in Response 6, we believe the referenced disclosure is appropriate.

Comment 9.
With respect to the “Summary Information—Performance” section, please revise the disclosure to explain that performance for periods prior to the effective date of the change to the Fund’s underlying index does not reflect the Fund’s current principal investment strategies.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	With respect to the third sentence under the “Summary Information—Performance” section. please change “the Fund’s benchmark index” to “the ChiNext Index” to reflect the change of index.

Response 10.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 11.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 11.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 12.	The Staff notes that they are restating comments regarding the Declaration of Trust.

Response 12.	We respectfully acknowledge your comment.

Comment 13.
With respect to the “Additional Information About The Fund’s Investment Strategies and Risks” section, please disclose each of the following in the disclosure responsive to Item 9 of Form N-1A: (a) the Fund’s policy pursuant to Rule 35d-1 under the 1940 Act and that such policy may not be changed without 60 days’ written notice to shareholders, (b) any policy to concentrate in securities of issuers in a particular industry or groups of industries, and (c) the Fund’s diversification status.

Response 13.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

Comment 14.
With respect to the first sentence in Fundamental Restriction 8 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise “may” to “will” as “may” implies impermissible discretion with respect the Fund’s concentration policy.

Response 14.	We respectfully acknowledge your comment; however, for the reasons noted in Response 6, we believe the current disclosure is appropriate.

Comment 15.
With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the word “securities” to “investments” throughout. Please also consider disclosing the meaning of “illiquid” so as to be more closely aligned with Rule 22e-4 under the 1940 Act.

Response 15.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 16.
With respect to the first sentence in the seventh paragraph under the “Investment Policies and Restrictions—Investment Restrictions” section that states “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response 16.
The Trust is not aware of a requirement to consider the concentration policy of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 17.	With respect to the “Brokerage Transactions” section, please add disclosure regarding any anticipated variation in the Fund’s portfolio turnover rate pursuant to Item 16(e) of Form N-1A.

Response 17.	The disclosure has been revised accordingly.

Comment 18.
With respect to the “Creation and Redemption of Creation Units—Acceptance of Creation Orders” section, please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. The SEC has stated its belief in Exchange-Traded Funds, SEC Rel. No. IC-33140 (June 28, 2018) (the “Proposing Release”) that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” In Exchange-Traded Funds, SEC Rel. No. IC-33646 (Sept. 25, 2019) (the “Adopting Release”), the SEC further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis of relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.”

Response 18.
In the Proposing Release, the SEC notes that “[a]n additional issue related to the issuance and redemption of ETF shares is the extent to which an ETF may directly or indirectly suspend these processes,” and, in this regard, the SEC observes that “an ETF that suspends the issuance or redemption of creation units indefinitely [emphasis added] could cause a breakdown of the arbitrage mechanism….” The disclosure referenced above relates to the Fund’s ability to reject individual purchase orders. Among other things, a purchase order may be rejected, in the exclusive discretion of the Fund, if such creation would result in adverse consequences to the Fund and its shareholders. Importantly, the disclosure referenced above does not suggest — and is not intended to give to the Fund — the right to suspend the issuance of creation units indefinitely. Accordingly, we do not believe that the policy consideration discussed in Proposing Release is applicable in the context of this disclosure.

DECLARATION OF TRUST

Comment 19.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 19.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 20.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 20.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 21.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 21.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C

Comment 22.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 22.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and Shenzhen Securities, the Fund’s index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai